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                                                                    EXHIBIT 3.37

                            CERTIFICATE OF FORMATION
                                       OF
                                STONEY RIVER, LLC

         This Certificate of Formation of Stoney River, LLC is to be filed with the Delaware Secretary of State pursuant to the Delaware Limited Liability Company Act (the "Act"), Section 18-201.

         1. The name of the limited liability company is Stoney River, LLC.

         2. The name, street and mailing address of the initial registered office and the registered agent for service of process of the limited liability company in the State of Delaware are as follows: The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801 (New Castle County).

         3.       a.       The limited liability company shall have the power to
                  indemnify any person who has taken an action of management as a member, manager, employee or agent of the limited liability company, or any other person who is serving at the request of the limited liability company in any such capacity with another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) to the fullest extent permitted by the Act as it exists on the date hereof or as it may hereafter be amended, and any such indemnification may continue as to any person who has ceased to be a member, manager, employee, or agent and may inure to the benefit of the heirs, executors, and administrators of such a person.

                  b. By action of the members, notwithstanding any interest of the managers in the action, the limited liability company may purchase and maintain insurance, in such amounts as the members deem appropriate, to protect any member, manager, employee, independent contractor or agent of the limited liability company or any other person who is or was serving at the request of the limited liability company in any such capacity with another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) against liability asserted against him or incurred by him in any such capacity or arising out of his status as such (including, without limitation, expenses, judgments, fines, and amounts paid in settlement) to the fullest extent permitted by the Act as it exists on the date hereof or as it may hereafter be amended, and whether or not the limited liability company would have the power or would be required to indemnify such person under the terms of any agreement or provision of its operating agreement or the Act. For purposes of this paragraph
         (b), "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan.

         Dated as of this 23rd day of December, 2002.

                                       /s/ J. James Jenkins, Jr.
                                       --------------------------------------
                                       J. James Jenkins, Jr., Sole Organizer